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                                                               December 13, 1994
                                                           FOR IMMEDIATE RELEASE


                                 PRESS RELEASE

                               STANT CORPORATION
                            ANNOUNCES COMPLETION OF
                      TENDER OFFER FOR TRICO COMMON STOCK



         Richmond, Indiana, December 13, 1994 -- Stant Corporation (NASDAQ:STNT) announced today that the cash tender offer by a Stant subsidiary for all outstanding shares of common stock of Trico Products Corporation (NASDAQ:TRCO) at $85.00 per share expired at Midnight yesterday and that all shares validly tendered pursuant to the offer have been accepted for payment. According to the Depositary, approximately 1,759,250 shares of common stock of Trico
(representing approximately 93.5% of the outstanding shares) were tendered. Payment for validly tendered shares will be made through Harris Trust Company of New York, the Depositary, in accordance with the terms of the offer.

         Since more than 90% of the outstanding Trico common stock was tendered pursuant to the offer, Stant expects to consummate the proposed merger of a Stant subsidiary into Trico as soon as practicable without a vote of stockholders as permitted under New York law.

         Stant Corporation, headquartered in Richmond, Indiana, is a manufacturer of automotive parts including closure caps, fuel and vapor control valves, engine thermostats, hose clamps, automotive tools, grease guns and automotive fittings, windshield wiper blades, heater parts and power steering hoses and units. Trico, headquartered in Buffalo, New York, is the world's largest manufacturer of windshield wiping systems.


Contact:          Thomas F. Plocinik
                  Stant Corporation
                  (317) 962-6655